82-4571

# CORA RESOURCES LTD.

501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Tel: (604) 669-5819 Fax: (604) 66[redacted]



## NOTICE OF MEETING AND RECORD DATE



TO:

Provincial Securities Commissions
Canadian Venture Exchange Records Department

Dear Sirs:

Pursuant to the requirements of National Policy No. 41, Cora Resources Ltd. hereby gives notice that an Annual General Meeting of its Shareholders shall be held on June 27, 2002 in Vancouver, British Columbia and the Record Date for such Meeting shall be May 21, 2002.

DATED AT VANCOUVER, BRITISH COLUMBIA, this 26th day of April, 2002.

**CORA RESOURCES LTD.**

**PER:** ***"Douglas B. Brooks"***

**DOUGLAS B. BROOKS**
President